Exhibit 1

Media Release	4 October, 2006

WESTPAC ON THE MOVE

Westpac CEO Ann Sherry today announced the move of Westpac’s New Zealand head office and North Island contact and operations centres to a single, flagship site in Auckland City’s historic Britomart precinct between 2009 and 2011.

Westpac has entered into a NZ$100 million build-and-lease agreement with the Britomart group through to 2021 to construct and lease two linked buildings - a new contact and operations centre by 2009, and a new corporate office by 2011.

Together the buildings will have a floor area of more than 16,000 square metres. Construction will begin in mid-2007.

The move to Britomart will provide a world-class working environment featuring the latest technology and built to very high environmental standards.

“Today is a milestone for Westpac in New Zealand,” said Ann Sherry. “It’s a huge investment and a tangible example of our commitment to giving our people a great place to work.”

“Our new Britomart location will enable Westpac to bring its North Island contact and operations centres together under one roof. This will encourage new ways of working and interacting, benefiting employees, customers and the business as a whole.”

Westpac’s move to Britomart highlights its support for the regeneration of this historic area of the city, with Westpac’s new buildings setting a benchmark for future development in the area.

Clever design has enabled historic Charter House, a celebrated example of turn-of the-century architecture, to be preserved and integrated into the new Westpac contact and operations centre building.

The new facilities will be ideally placed for public transport. Built as an integral part of a precinct around a pedestrian square, the new buildings will be close to shops, cafes, and restaurants.

Bluewater is breathing modern life into the heritage precinct to create a vibrant atmosphere for the long-term enjoyment and use of New Zealanders.

Matthew Cockram, CEO of Bluewater Management Company said: “We are delighted with Westpac’s decision to relocate to Britomart.  It is a wonderful endorsement of the joint vision that we and Auckland City have for the Precinct.”

Mr Cockram continued: “This is a deal that has been put together very smoothly thanks to the willingness of the parties and the contribution of all concerned, particularly that of Auckland City, the mayor and deputy mayor in helping us work through any issues involved.”

It is planned that staff will begin to move into the first of the new buildings to be completed from 2009, with full migration completed by 2011. Westpac’s South Island operations centre in Christchurch will not be relocated.

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Contact:

Mark Watts
Media Relations Manager
Westpac New Zealand
+64 27 278 8177